SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of OCTOBER, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)




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                <Logo Indosat Appears Here>


        Indosat Signed a New Syndicated Bank Loan
                   of IDR 3.165 Trillion

Jakarta, October 33, 2003. PT Indosat Tbk. (Indosat or
Company) announced today that it signed a Syndicated
Bank Loan Agreement for up to Rp. 3.165 trillion with five local banks, namely PT Bank Central Asia Tbk,
PT Bank Negara Indonesia (Persero) Tbk, PT Bank Mandiri
(Persero) Tbk, PT Bank Danamon Indonesia Tbk and
PT Bank Bukopin. The total credit facility is up to Rp.3.165 Trillion. The five bank creditors are PT Bank
Central Asia Tbk, PT Bank Negara Indonesia (Persero) Tbk,
PT Bank Mandiri (Persero) Tbk, PT Bank Danamon Indonesia
Tbk and PT Bank Bukopin. The use of proceeds of this facility is mainly to refinance any of Indosats and/or its subsidiaries debts; including that of PT Indosat
Multi Media Mobile (IM3). The amount which will ultimately be drawn under this new facility depends upon the amounts raised during the capital market transactions which are part of Indosats financing plan in connection with its Transformation Program. The interest rate for the new syndicated loan deal is based on market benchmarks and not on prime lending rate of banks and translates to significantly lower rate compared to that of the existing interest rate of IM3s debt.

This new credit facility was arranged by PT Andalan Artha
Advisindo Sekuritas and ING Bank N.V. The co-arrangers were PT Bank Central Asia Tbk, PT Bank Mandiri (Persero)
Tbk and PT Bank Negara Indonesia (Persero) Tbk.  The
Facility and Security Agent were PT Bank Central Asia Tbk and PT Bank Negara Indonesia (Persero) Tbk respectively.

Indosat is currently conducting its Transformation
Program in order to become a leading cellular/wireless focused full telecommunication network and service provider. As part of its Transformation Program, Indosat is currently executing its financing plan which includesfinalizing athe plan to refinancing restructure its borrowings in order to extend itsaimed at increasing our loan tenors debt maturity profile, capitalizing on the low interest environment, reduce itsing the foreign currency and interest rate change exposure while capitalizing on the low interest rate environment through refinancing. The credit facility was obtained as part of the financing plan in connection with Indosats
Transformation Program.

Following the consents from Indosats existing bondholders and creditors of Indosat and IM3, the signing of the new Rupiah bank facility completes another important milestone in our Transformation
Program. We are pleased with the progress that we achieved, said Widya Purnama, President Director of
Indosat.

Indosat is a leading telecommunication and information provider in Indonesia providing : cellular, fixed telecommunication and multimedia, data communication & internet Internet (MIDI). In the first half 2003, cellular business contributed 57.5% of Companys operating revenues, IDD (25.4%) and MIDI & others
(17.1%). Indosats shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American
Depository Shares are listed in the New York Stock
Exchange (NYSE:IIT).


For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com
Disclaimer :


Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United
States.



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                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: October 7, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President